

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 11, 2015

Mr. Todd A. Gipple
Chief Operating Officer and Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street
Moline, Illinois 61265

> **Re:** **QCR Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2015**
> **File No. 333-206622**

Dear Mr. Gipple:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering debt securities. As such, please show a ratio of earnings to fixed charges and file an exhibit to the registration statement to show the figures used to calculate the ratios. Refer to Item 503(d) and Item 601(b)(12) of Regulation S-K and Item 3 and Item 16 of Form S-3 for more information.

Incorporation of Certain Information by Reference, page 20

2. Please expand this section to specifically incorporate by reference the description of your capital stock from an Exchange Act registration statement. Refer to Item 12(a)(3) of Form S-3.

Part II – Information Not Required In Prospectus

Exhibit Index

3. Please revise the footnote to Exhibit 25.1 on page II-7 to reflect the filing of Form T-1 under the electronic form 305B2. If you are relying on Section 305(b)(2) to designate the trustee on a delayed basis, you must separately file the Form T-1 under the electronic form type 305B2 and should not file the Form T-1 in a post-effective amendment to this registration statement or in a Form 8-K that is incorporated by reference into this registration statement. For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01 and SEC Release No. 33-7122 (Dec. 19, 1994).

Exhibit 5.1

4. Please expand the legal opinion on the depositary shares to opine that the depositary shares will be legally issued and entitle the holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3391with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services I

cc: Robert M. Fleetwood (*Via E-mail*)